DAVIS POLK & WARDWELL
Luis Mendoza 212 450 4886 luis.memndoza@DPW.COM	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

October 4, 2007

VIA EDGAR SUBMISSION AND FACSIMILE

Re:	BBVA Banco Francés S.A. Form 20-F for the Fiscal Year Ended December 31, 2006 Filed on May 16, 2007 (File No. 001-12568)

Mr. Edwin Adams
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Dear Mr. Adams:

In reference to the letter from the Staff (the “Staff”) of the Securities and Exchange Commission dated September 24, 2007 (the “Comment Letter”) regarding BBVA Banco Francés S.A.’s (the “Company”) above-referenced filing on Form 20-F, we wish to respectfully inform the staff that the Company is working expeditiously to respond to the Comment Letter and intends to file its response to the Comment Letter by EDGAR on or before November 20, 2007.  As requested in the Comment Letter, in its response the Company will submit for the review of the Staff disclosure to be used in Company’s future filings, as may be necessary.

Mr. Edwin Adams	2	October 4, 2007

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to call me at (212) 450-4886 with any questions you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,

/s/ Luis Mendoza Luis Mendoza

cc:	Martin Ezequiel Zarich Daniel Sandigliano BBVA Banco Frances Michael J. Willisch Andrés Gil Davis Polk & Wardwell